UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED THIRD QUARTER 2022 RESULTS1,2

Santiago, Chile, November 8, 2022 – CCU announced today its consolidated financial and operating results for the third quarter 2022, which ended September 30, 2022.

•	Consolidated Volumes decreased 2.8%. Volume variation per Operating segment was as follows:
o	Chile (4.5)%
o	International Business (1.3)%
o	Wine 0.6%
•	Net sales were up 9.9%
•	Gross profit decreased 0.1%
•	EBITDA reached CLP 67,607 million, a 33.4% decline. EBITDA variation per Operating segment was as follows:
o	Chile (51.1)%
o	International Business 16.9%
o	Wine 9.9%
•	Net income reached a gain of CLP 17,226 million a 59.1% contraction
•	Earnings per share reached CLP 46.6 per share

Key figures	3Q22	3Q21	Total Change %	YTD22	YTD21	Total Change %
(In ThHL or CLP million unless stated otherwise)
Volumes	7,979	8,213	(2.8)	24,223	24,014	0.9
Net sales	684,106	622,730	9.9	1,943,073	1,662,364	16.9
Gross profit	292,391	292,581	(0.1)	841,424	802,378	4.9
EBIT	33,531	71,464	(53.1)	137,755	205,882	(33.1)
EBITDA	67,607	101,472	(33.4)	235,203	289,595	(18.8)
Net income	17,226	42,168	(59.1)	71,315	125,520	(43.2)
Earnings per share (CLP)	46.6	114.1	(59.1)	193.0	339.7	(43.2)

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 3Q22 compared to 3Q21, unless otherwise stated. For comparison purposes only, in certain sections we include volume variations versus 3Q19 & 9M19, to consider the impacts of COVID-19 in 2020 (lockdowns) and 2021 (strong consumption recovery from extraordinary liquidity).

PRESS RELEASE

COMMENTS FROM THE CEO

In 3Q22, we continued to face an adverse macroeconomic scenario which negatively impacted our financial results, particularly in Chile, where we also have a challenging comparison base against 2021. In terms of financial results, EBITDA reached CLP 67,607 million contracting 33.4%, the latter fully explained by the contraction in the Chile Operating segment, while the International Business and Wine Operating segments improved their financial results. EBITDA margin decreased from 16.3% to 9.9%, indicating that our revenue management efforts and efficiencies have not been enough to offset three main external effects: (i) the depreciation of our main local currencies against the USD, impacting our USD denominated costs, (ii) higher raw and packaging materials costs, and (iii) costs and expenses pressures associated with an accelerating inflation in our main geographies. In line with this, Net income totalized a gain of CLP 17,226 million, a 59.1% drop, caused by a lower operational result, and a greater loss in Non-operating result, driven by higher Net financial expenses. In this difficult business environment, we would like to mention that our long-term business fundamentals remain strong, based on: (i) a solid business scale, decreasing slightly our volumes by 2.8%, however increasing it when compared with 2019 growing 16.4%, (ii) a stable/growing market share in our main categories, and (iii) a robust brand portfolio, sustained on a constant improvement in our brand equity.

We are focused as a company on recovering our financial results. To achieve this, we launched across all our business units a plan called “HerCCUles 2023”, aiming to recover profitability especially in Chile, encompassing six pillars: (i) maintain business scale, (ii) revenue management efforts, (iii) enhance the CCU Transformation program to deliver efficiency gains in costs and expenses, (iv) focalize and reduce CAPEX together with optimizing working capital, (v) focus on core brands and high volume/margin innovations, and (vi) continue investing in our brand equity, as it is crucial to our long-term business.

As mentioned above, the Chile Operating segment has been the most affected by the adverse macroeconomic scenario and a weaker consumption environment. Our top line was flat, due to 4.8% growth in average prices, explained by revenue management initiatives, partially offset by a negative mix effect in the portfolio, while volumes declined 4.5% (19.3% growth vs. 3Q19). Gross profit contracted 16.8%, and Gross margin dropped from 48.3% to 40.1%, mostly caused by a 20.0%3 devaluation of the CLP against the USD, affecting our USD denominated costs, and cost pressures from higher prices in raw and packaging materials. MSD&A expenses grew 8.3%, and as percentage of Net sales increased 261 bps, due to expenses pressures coming from higher inflation and oil prices. In all, EBITDA reached CLP 37,947 million, decreasing 51.1%, and EBITDA margin decreased from 20.5% to 10.0%.

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 25.8% rise, as a result of an increase of 27.5% in average prices in CLP, while volumes contracted 1.3% (12.1% growth vs. 3Q19). The better average prices were mostly explained by revenue management initiatives in all the geographies. Gross profit expanded 28.9%, and Gross margin grew from 47.3% to 48.5%. MSD&A expenses as a percentage of Net sales were flat due to efficiencies that compensated higher inflation and other cost pressures. Altogether, EBITDA reached CLP 19,800 million, a 16.9% expansion.

In the Wine Operating segment, revenues were up 19.8%, mainly explained by a 19.1% growth in average prices, as volumes increased 0.6% (10.6% growth vs. 3Q19), the latter driven by exports and the Argentina domestic market. The higher prices in CLP were mainly explained by a positive impact on export revenues from the depreciation of the CLP versus the USD, and revenue management initiatives in our domestic markets, which permitted us to partially compensate higher costs in packaging materials and inflationary pressures. Consequently, Gross profit expanded 17.3% and Gross margin decreased 83 bps from 38.8% to 38.0%. MSD&A expenses grew 24.1%, and as a percentage of Net sales increased 85 bps. In all, EBITDA reached CLP 14,733 million, a 9.9% rise, while EBITDA margin decreased from 18.9% to 17.4%.

In Colombia, our JV to produce and distribute beer and malt with Postobón, top line rose over 30% in CLP driven by both, volumes and average prices growing double-digits, the latter due to the implementation of revenue management initiatives. Financial results were similar from last year due to strong cost pressures and the devaluation of the Colombian peso against the USD. In Argentina, our water business with Danone showed strong top line growth, led by volumes and prices, allowing a recovery in financial results.

The current adverse economic scenario continued to negatively affect our results and profitability in 3Q22, especially in our largest Operating segment, Chile. Nonetheless, we remain optimistic for the future as the key long-term fundamentals of the business (scale, market share and brand equity) remain strong. We are focused as a company on recovering our financial results by executing “HerCCUles 2023” a six-pillar strategic plan, making profitability recovery our priority.

3 The CLP currency variation against the USD considers 2022 average of period (aop) compared to 2021 aop.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – THIRD QUARTER (Exhibit 1 & 2)
•	Net sales were up 9.9%, explained by 13.1% higher average prices in CLP while volumes declined 2.8% (16.4% growth vs. 3Q19). In terms of Operating segments the higher average prices in CLP were explained by: (i) a 4.8% growth in the Chile Operating segment, explained by revenue management initiatives, offset by a negative mix effect in the portfolio, (ii) an expansion of 27.5% in the International Business Operating segment, due to revenue management initiatives in all the geographies, and (iii) a 19.1% increase in the Wine Operating segment, mainly driven by the positive impact on export revenues from the depreciation of the CLP versus the USD, and revenue management initiatives in our domestic markets. In terms of volumes, the performance by Operating segment was as follows: (i) a 4.5% contraction (19.3% growth vs. 3Q19) in the Chile Operating segment associated with a high comparison base and a weaker consumption environment, (ii) a 1.3% contraction (12.1% growth vs. 3Q19) in the International Business Operating segment, and (iii) a 0.6% growth (10.6% growth vs. 3Q19) in the Wine Operating segment, driven by exports and the Argentina domestic market.
•	Cost of sales was up 18.6%, explained by 22.1% increase in Cost of sales per hectoliter. The Chile Operating segment reported a 21.4% growth in Cost of sales per hectoliter, driven by: (i) the 20.0%[3] devaluation of the CLP against the USD, impacting negatively our USD denominated costs, (ii) higher costs in raw and packaging materials, mainly PET, malt, and sugar, and (iii) inflationary pressures. In the International Business Operating segment, the Cost of sales per hectoliter expanded 24.7% in CLP, mostly explained by a higher cost in raw materials, a higher inflation, and the negative impact from the 49.2%[4] devaluation of the ARS against the USD in our USD-linked costs. In the Wine Operating segment, the Cost of sales per hectoliter grew 20.8%, due to higher costs in packaging materials, and inflationary pressures.
•	Gross profit reached CLP 292,391 million, a 0.1% decrease, while Gross margin dropped 424 bps, from 47.0% to 42.7%.
•	MSD&A expenses were up 15.7%, mostly caused by higher distribution costs across all our Operating segments, due to greater oil prices, and an accelerating inflation, partially compensated with efficiencies and expenses control initiatives from our CCU Transformation program. Consequently, as a percentage of Net sales, MSD&A expenses increased 192 bps, from 36.1% to 38.0%. The performance by segment was as follows: In the Chile Operating segment, MSD&A expenses expanded 8.3%, and as a percentage of Net sales increased 261 bps. In the International Business Operating segment MSD&A expenses in CLP were up 26.2%, and as a percentage of Net sales remained flat. In the Wine Operating segment, MSD&A expenses grew 24.1%, and as a percentage of Net sales rose 85 bps.
•	EBIT reached CLP 33,531 million, down 53.1% fully explained by the Chile Operating segment while the International Business and the Wine Operating segments improved their financial results. The weaker EBIT was mainly due to the contraction in volumes, and sharp negative external effects coming from: (i) the depreciation of our main local currencies against the USD, impacting negatively our USD denominated costs, partly compensated with wine export revenues, (ii) costs and expenses pressures associated with an accelerating inflation in our main geographies, and higher oil prices, and (iii) higher cost in raw and packaging materials.
•	EBITDA was down 33.4%, explained by a 51.1% drop in the Chile Operating segment, while the Wine Operating segment rose 9.9%, and the International Business Operating segment went up 16.9%. EBITDA margin contracted 641 bps, from 16.3% to 9.9%, explained by the same reasons that impacted EBIT.
•	Non-operating result totalized a loss of CLP 24,316 million, which compares with a negative result of CLP 3,855 million last year. The higher loss was explained by: (i) a lower result by CLP 12,481 million in Net financial expenses, mainly due to a larger debt, (ii) a lower result in Other gains/(losses) by CLP 5,975 million, mostly explained by derivative contracts[5], (iii) a higher loss by CLP 3,612 million in Foreign currency exchange differences, and (iv) a higher loss in Equity and income of JVs and associated by CLP 2,482 million. These effects were partially compensated by a better outcome in Results as per adjustment units by CLP 4,089 million.
•	Income taxes reached a gain of CLP 10,185 million, versus a loss of CLP 20,857 million last year. The lower taxes were explained by both, a lower taxable income and a better result on Tax effect of permanent differences, net[6].
•	Net income reached CLP 17,226 million, decreasing 59.1% from a gain of CLP 42,168 million last year.

4 The ARS currency variation against the USD considers 2022 end of period (eop) compared to 2021 eop.

5 See Note 32 Other Gain/(Losses) of our Financial Statements as of September 2022

6 See Note 25 Income taxes of our Financial Statements as of September 2022

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – NINE MONTHS (Exhibit 2 & 4)
•	Net sales were up 16.9%, largely explained by 15.9% higher average prices in CLP, while volumes expanded 0.9% (16.2% growth vs. 9M19). The higher average prices in CLP were explained by: (i) a 6.7% growth in the Chile Operating segment, due to the implementation of revenue management initiatives, partially compensated by negative mix effects in the portfolio, (ii) an expansion of 41.3% in the International Business Operating segment, driven by revenue management initiatives in all the geographies, and (iii) a 16.9% increase in the Wine Operating segment, mainly caused by the positive impact on export revenues from the depreciation of the CLP versus the USD, and revenue management initiatives in our domestic markets. The expansion in volumes was mostly triggered by a 2.1% growth (8.1% growth vs. 9M19) in the International Business Operating segment, while the Chile Operating segment and the Wine Operating segment were flat versus last year (20.5% and 14.2% vs. 9M19, respectively).
•	Cost of sales was up 28.1%, mainly explained by a 27.0% increase in Cost of sales per hectoliter. The Chile Operating segment reported a 26.0% growth in Cost of sales per hectoliter, driven by: (i) higher costs in raw and packaging materials, mainly aluminum, PET, malt, and sugar, (ii) the 17.2%[3] devaluation of the CLP against the USD, impacting negatively our USD denominated costs, and (iii) inflationary pressures. In the International Business Operating segment, the Cost of sales per hectoliter expanded 36.6% in CLP, mostly explained by a higher cost in raw and packaging materials, a higher inflation, and the negative impact from the 49.2%[4] devaluation of the ARS against the USD in our USD-linked costs. In the Wine Operating segment, the Cost of sales per hectoliter grew 18.8%, due to higher costs in packaging materials and inflationary pressures.
•	Gross profit reached CLP 841,424 million, a 4.9% expansion. Gross margin dropped 496 bps, from 48.3% to 43.3%, as a consequence of the effects described above.
•	MSD&A expenses were up 16.7%, mostly caused by higher distribution costs across all our Operating segments, due to greater oil prices, and an accelerating inflation. As percentage of Net sales MSD&A expenses recorded 36.3%, flat versus last year as a consequence of efficiencies and expenses control initiatives from our CCU Transformation program. The performance by segment was as follows: In the Chile Operating segment, MSD&A expenses expanded 5.5%, and as a percentage of Net sales decreased 50 bps. In the International Business Operating segment MSD&A expenses in CLP were up 39.7%, and as a percentage of Net sales decreased 150 bps. In the Wine Operating segment, MSD&A expenses grew 17.4%, and as a percentage of Net sales increased 11 bps.
•	EBIT reached CLP 137,755 million, a contraction of 33.1%, mainly due to sharp negative external effects coming from: (i) higher cost in raw and packaging materials, (ii) the depreciation of our main local currencies against the USD, impacting negatively our USD denominated costs, partly compensated with wine export revenues, and (iii) costs and expenses pressures associated with an accelerating inflation in our main geographies, and higher oil prices. These effects were partially compensated by a double-digit growth in revenues driven by revenue management efforts.
•	EBITDA reached CLP 235,203 million, a 18.8% decrease, driven by a 35.2% drop in the Chile Operating segment, while the International Business Operating segment expanded 72.1%, and the Wine Operating segment grew 10.5%. In addition, EBITDA margin contracted 532 bps, from 17.4% to 12.1%, driven by the same reasons that impacted EBIT.
•	Non-operating result totalized a loss of CLP 55,985 million versus a negative result of CLP 14,767 million last year. The higher loss was explained by: (i) a lower result by CLP 22,072 million in Net financial expenses due to a larger debt, (ii) a higher loss by CLP 10,682 million in Foreign currency exchange differences, (iii) a higher loss in Equity and income of JVs and associated by CLP 4,535 million, (iv) a lower result in Other gains/(losses) by CLP 2,147 million, mostly explained by derivative contracts[5], and (v) a higher loss in Results as per adjustment units by CLP 1,780 million, explained by a larger inflation.
•	Income taxes reached a gain of CLP 641 million, versus a loss of CLP 52,362 million last year, mostly explained by both a lower taxable income and a better result on Tax effect of permanent differences, net[7].
•	Net income reached a gain of CLP 71,315 million, a 43.2% contraction, explained by the reasons described above.

7 See Note 25 Income taxes of our Financial Statements as of September 2022

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS THIRD QUARTER

CHILE OPERATING SEGMENT

As mentioned above, the Chile Operating segment has been the most affected by the adverse macroeconomic scenario and a weaker consumption environment. Our top line was flat, due to 4.8% growth in average prices, explained by revenue management initiatives, partially offset by a negative mix effect in the portfolio, while volumes declined 4.5% (19.3% growth vs. 3Q19). Gross profit contracted 16.8%, and Gross margin dropped from 48.3% to 40.1%, mostly caused by a 20.0%8 devaluation of the CLP against the USD, affecting our USD denominated costs, and cost pressures from higher prices in raw and packaging materials. MSD&A expenses grew 8.3%, and as percentage of Net sales increased 261 bps, due to expenses pressures coming from higher inflation and oil prices. In all, EBITDA reached CLP 37,947 million, decreasing 51.1%, and EBITDA margin decreased from 20.5% to 10.0%.

As part of our portfolio development and innovation strategy, in the beer category, we added “Volcanes del Sur” to our portfolio, a craft brand in Chile. Also, in beer we introduced Heineken Silver, a lighter and lower alcohol content beer than the classic Heineken, and Royal Guard 0.0°, a non-alcoholic beer. In the non-alcoholic category our flavored water brand MAS, presented a new variety, Aloe-vera, an innovative proposal with no sugar added.

Regarding sustainability initiatives, we recently signed an 8-year contract to provide electric energy generated 100% from renewable sources to 14 plants and distribution centers. This initiative is in line with our environmental vision which assumes specific goals for the reduction of greenhouse gases, the reduction of water use, the use of renewable sources for electric energy, and the valorization of solid industrial waste. In addition, as we declare in our Sustainability Management Model, we aim to build brands that inspire us, within this view during the quarter our water brand Cachantun, through its program “Refresh your neighborhood”, inaugurated a new plaza in Santiago, becoming the 9th across the country. All the equipment of these green areas, are built using recycled PET.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 25.8% rise, as a result of an increase of 27.5% in average prices in CLP, while volumes contracted 1.3% (12.1% growth vs. 3Q19). The better average prices were mostly explained by revenue management initiatives in all the geographies. Gross profit expanded 28.9%, and Gross margin grew from 47.3% to 48.5%. MSD&A expenses as a percentage of Net sales were flat due to efficiencies that compensated higher inflation and other cost pressures. Altogether, EBITDA reached CLP 19,800 million, a 16,9% expansion.

In terms of brands, in Bolivia, our recently launched beer Uyuni was awarded as the revelation of the year by the Bolivian Maya awards. In Argentina, we presented a new variety for our beer brand Imperial, a red ale called “Roja”, and our beer brand Santa Fe relaunched a responsible alcohol consumption program with a strong focus on the concept of don’t drink and drive.

In Colombia, we incorporated Heineken 0.0, expanding our premium beer portfolio, and our mainstream beer brand Andina became the sponsor of the soccer team Millonarios FC.

WINE OPERATING SEGMENT

In the Wine Operating segment, revenues were up 19.8%, mainly explained by a 19.1% growth in average prices, as volumes increased 0.6% (10.6% growth vs. 3Q19), the latter driven by exports and the Argentina domestic market. The higher prices in CLP were mainly explained by a positive impact on export revenues from the depreciation of the CLP versus the USD, and revenue management initiatives in our domestic markets, which permitted us to partially compensate higher costs in packaging materials and inflationary pressures. Consequently, Gross profit expanded 17.3% and Gross margin decreased 83 bps from 38.8% to 38.0%. MSD&A expenses grew 24.1%, and as a percentage of Net sales increased 85 bps. In all, EBITDA reached CLP 14,733 million, a 9.9% rise, while EBITDA margin decreased from 18.9% to 17.4%.

During the quarter we obtained the Seal of Sustainability of Wines of Chile, which certifies that our tourist activities are carried out with high standards of social and environmental standards, highlighting the use of renewable energies, respect and care for the biodiversity of the environment, while also promoting local producers. In addition, we obtained a sustainable certification for our operations in Argentina, which makes us proud and challenges us to continue positioning ourselves as a benchmark within of the industry in sustainability issues, demonstrating that sustainability is possible from the vineyard until destination.

8 The CLP currency variation against the USD considers 2022 average of period (aop) compared to 2021 aop.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Third Quarter 2022)
Third Quarter	2022	2021	Total Change %
	(CLP million)
Net sales	684,106	622,730	9.9
Cost of sales	(391,714)	(330,148)	18.6
% of Net sales	57.3	53.0	424 bps
Gross profit	292,391	292,581	(0.1)
% of Net sales	42.7	47.0	(424) bps
MSD&A	(259,956)	(224,680)	15.7
% of Net sales	38.0	36.1	192 bps
Other operating income/(expenses)	1,096	3,563	(69.2)
EBIT	33,531	71,464	(53.1)
EBIT margin %	4.9	11.5	(657) bps
Net financial expenses	(18,695)	(6,214)	200.8
Equity and income of JVs and associated	(3,495)	(1,013)	245.0
Foreign currency exchange differences	(8,096)	(4,483)	80.6
Results as per adjustment units	4,641	552	>500
Other gains/(losses)	1,329	7,304	(81.8)
Non-operating result	(24,316)	(3,855)	>500
Income/(loss) before taxes	9,215	67,609	(86.4)
Income taxes	10,185	(20,857)	148.8
Net income for the period	19,400	46,752	(58.5)

Net income attributable to:
The equity holders of the parent	17,226	42,168	(59.1)
Non-controlling interest	(2,174)	(4,584)	(52.6)

EBITDA	67,607	101,472	(33.4)
EBITDA margin %	9.9	16.3	(641) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	46.6	114.1	(59.1)
Earnings per ADR (CLP)	93.2	228.2	(59.1)

Depreciation	34,075	30,008	13.6
Capital Expenditures	56,697	35,986	57.6

PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Nine months ended on September 30, 2022)
YTD as of September	2022	2021	Total Change %
	(CLP million)
Net sales	1,943,073	1,662,364	16.9
Cost of sales	(1,101,649)	(859,986)	28.1
% of Net sales	56.7	51.7	496 bps
Gross profit	841,424	802,378	4.9
% of Net sales	43.3	48.3	(496) bps
MSD&A	(705,604)	(604,618)	16.7
% of Net sales	36.3	36.4	(6) bps
Other operating income/(expenses)	1,935	8,123	(76.2)
EBIT	137,755	205,882	(33.1)
EBIT margin %	7.1	12.4	(530) bps
Net financial expenses	(35,578)	(13,506)	(163.4)
Equity and income of JVs and associated	(7,897)	(3,362)	(134.9)
Foreign currency exchange differences	(17,932)	(7,250)	(147.3)
Results as per adjustment units	(431)	1,349	132.0
Other gains/(losses)	5,854	8,002	(26.8)
Non-operating result	(55,985)	(14,767)	(279.1)
Income/(loss) before taxes	81,771	191,115	(57.2)
Income taxes	641	(52,362)	101.2
Net income for the period	82,411	138,753	(40.6)

Net income attributable to:
The equity holders of the parent	71,315	125,520	(43.2)
Non-controlling interest	(11,096)	(13,234)	(16.2)

EBITDA	235,203	289,595	(18.8)
EBITDA margin %	12.1	17.4	(532) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	193.0	339.7	43.2
Earnings per ADR (CLP)	386.0	679.4	43.2

Depreciation	97,448	83,713	16.4
Capital Expenditures	135,501	106,837	26.8

PRESS RELEASE

Exhibit 3: Segment Information (Third Quarter 2022)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2022	2021	YoY %	2022	2021	YoY %	2022	2021	YoY %

Volumes	5,301	5,549	(4.5)	2,286	2,317	(1.3)	437	434	0.6
Net sales	379,319	378,830	0.1	232,995	185,199	25.8	84,893	70,847	19.8
Net sales (CLP/HL)	71,555	68,266	4.8	101,925	79,945	27.5	194,377	163,155	19.1
Cost of sales	(227,167)	(195,902)	16.0	(120,075)	(97,590)	23.0	(52,666)	(43,363)	21.5
% of Net sales	59.9	51.7	818 bps	51.5	52.7	(116) bps	62.0	61.2	83 bps
Gross profit	152,152	182,928	(16.8)	112,921	87,609	28.9	32,227	27,484	17.3
% of Net sales	40.1	48.3	(818) bps	48.5	47.3	116 bps	38.0	38.8	(83) bps
MSD&A	(131,347)	(121,307)	8.3	(105,718)	(83,771)	26.2	(21,031)	(16,953)	24.1
% of Net sales	34.6	32.0	261 bps	45.4	45.2	14 bps	24.8	23.9	85 bps
Other operating income/(expenses)	(43)	62	(170.2)	529	3,348	(84.2)	227	70	224.3
EBIT	20,762	61,683	(66.3)	7,732	7,186	7.6	11,422	10,601	7.8
EBIT margin	5.5	16.3	(1,081) bps	3.3	3.9	(56) bps	13.5	15.0	(151) bps
EBITDA	37,947	77,635	(51.1)	19,810	16,933	17.0	14,733	13,404	9.9
EBITDA margin	10.0	20.5	(1,049) bps	8.5	9.1	(64) bps	17.4	18.9	(156) bps

	4. Other/eliminations			Total
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2022	2021	YoY %	2022	2021	YoY %

Volumes	(44)	(87)	(49.2)	7,979	8,213	(2.8)
Net sales	(13,101)	(12,146)	7.9	684,106	622,730	9.9
Net sales (CLP/HL)				85,734	75,824	13.1
Cost of sales	8,193	6,706	22.2	(391,714)	(330,148)	18.6
% of Net sales				57.3	53.0	424 bps
Gross profit	(4,908)	(5,440)	(9.8)	292,391	292,581	(0.1)
% of Net sales				42.7	47.0	(424) bps
MSD&A	(1,860)	(2,650)	(29.8)	(259,956)	(224,680)	15.7
% of Net sales				38.0	36.1	192 bps
Other operating income/(expenses)	384	84	356.5	1,096	3,563	(69.2)
EBIT	(6,385)	(8,006)	(20.2)	33,531	71,464	(53.1)
EBIT margin				4.9	11.5	(657) bps
EBITDA	(4,884)	(6,499)	(24.9)	67,607	101,472	(33.4)
EBITDA margin				9.9	16.3	(641) bps

PRESS RELEASE

Exhibit 4: Segment Information (Nine months ended on September 30, 2022)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2022	2021	YoY %	2022	2021	YoY %	2022	2021	YoY %

Volumes	16,616	16,551	0.4	6,544	6,407	2.1	1,200	1,200	(0.0)
Net sales	1,166,086	1,088,486	7.1	585,432	405,761	44.3	224,516	192,032	16.9
Net sales (CLP/HL)	70,180	65,766	6.7	89,467	63,326	41.3	187,096	159,995	16.9
Cost of sales	(685,326)	(541,636)	26.5	(298,873)	(214,208)	39.5	(139,410)	(117,385)	18.8
% of Net sales	58.8	49.8	901 bps	51.1	52.8	(174) bps	62.1	61.1	97 bps
Gross profit	480,761	546,851	(12.1)	286,559	191,552	49.6	85,105	74,647	14.0
% of Net sales	41.2	50.2	(901) bps	48.9	47.2	174 bps	37.9	38.9	(97) bps
MSD&A	(376,575)	(356,962)	5.5	(266,630)	(190,875)	39.7	(57,431)	(48,901)	17.4
% of Net sales	32.3	32.8	(50) bps	45.5	47.0	(150) bps	25.6	25.5	11 bps
Other operating income/(expenses)	(136)	589	(123.2)	1,122	7,132	(84.3)	479	270	77.6
EBIT	104,050	190,478	(45.4)	21,051	7,809	169.6	28,153	26,016	8.2
EBIT margin	8.9	17.5	(858) bps	3.6	1.9	167 bps	12.5	13.5	(101) bps
EBITDA	155,103	239,516	(35.2)	54,030	31,416	72.0	37,991	34,393	10.5
EBITDA margin	13.3	22.0	(870) bps	9.2	7.7	149 bps	16.9	17.9	(99) bps

	4. Other/eliminations			Total
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2022	2021	YoY %	2022	2021	YoY %

Volumes	(136)	(145)	(6.4)	24,223	24,014	0.9
Net sales	(32,961)	(23,915)	37.8	1,943,073	1,662,364	16.9
Net sales (CLP/HL)				80,214	69,226	15.9
Cost of sales	21,960	13,243	65.8	(1,101,649)	(859,986)	28.1
% of Net sales				56.7	51.7	496 bps
Gross profit	(11,001)	(10,672)	3.1	841,424	802,378	4.9
% of Net sales				43.3	48.3	(496) bps
MSD&A	(4,968)	(7,881)	(37.0)	(705,604)	(604,618)	16.7
% of Net sales				36.3	36.4	(6) bps
Other operating income/(expenses)	470	133	253.8	1,935	8,123	(76.2)
EBIT	(15,499)	(18,420)	(15.9)	137,755	205,882	(33.1)
EBIT margin				7.1	12.4	(530) bps
EBITDA	(11,921)	(15,729)	(24.2)	235,203	289,595	(18.8)
EBITDA margin				12.1	17.4	(532) bps

PRESS RELEASE

Exhibit 5: Balance Sheet
	September 30	December 31
	2022	2021
	(CLP million)
ASSETS
Cash and cash equivalents	635,484	265,568
Other current assets	1,052,255	825,804
Total current assets	1,687,740	1,091,372

PP&E (net)	1,370,321	1,222,261
Other non current assets	619,369	533,117
Total non current assets	1,989,689	1,755,378
Total assets	3,677,429	2,846,751

LIABILITIES
Short term financial debt	206,170	107,579
Other liabilities	620,535	673,537
Total current liabilities	826,704	781,115

Long term financial debt	1,168,621	487,279
Other liabilities	168,117	152,841
Total non current liabilities	1,336,738	640,120
Total Liabilities	2,163,442	1,421,235

EQUITY
Paid-in capital	562,693	562,693
Other reserves	9,496	(87,256)
Retained earnings	819,619	832,181
Total equity attributable to equity holders of the parent	1,391,808	1,307,618
Non - controlling interest	122,178	117,897
Total equity	1,513,986	1,425,515
Total equity and liabilities	3,677,429	2,846,751

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,374,790	594,858

Net Financial Debt	739,306	329,289

Liquidity ratio	2.04	1.40
Total Financial Debt / Capitalization	0.48	0.29
Net Financial Debt / EBITDA	1.89	0.74

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: November 8, 2022